Exhibit 31.3

Aston Bell Certified Public Accountant

17 Academy Street, Suite 1008 Newark, NJ 07102 Tel (973) 824-5773 or Tel (212) 957-7385

Independent Accountant’s Report

Lehman ABS Corporation, as Depositor

110 East 42nd Street, Suite 820

New York, New York 10017

U.S. Bank Trust National Association, as Trustee

Corporate Trust Department

100 Wall Street

New York, NY 10005

Re:  Corporate Backed Trust Certificates, Goldman Sachs Capital I Securities-Backed Series 2004-6 Trust (the “Trust”)

Ladies and Gentlemen:

We have examined assertions of Lehman ABS Corporation (the “Depositor”) and U.S. Bank Trust National Association, (the “Trustee” and, together with the Depositor, the “Management”) that the Depositor and the Trustee have complied, in all material respects, with the provisions of the Standard Terms for Trust Agreements dated as of January 16, 2001, as supplemented by a series supplement dated as of March 19, 2004 (together, the “Trust Agreement”) in respect of the Corporate Backed Trust Certificates, Goldman Sachs Capital I Securities-Backed Series 2004-6 Trust (the “Trust”), during the period covered by the annual report on Form 10-K filed by the Depositor on behalf of the Trust for the year ended December 31, 2021 (the “Annual Report”). Management is responsible for compliance with the Trust Agreement. Our responsibility is to express an opinion on Management’s assertions based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Depositor and the Trustee have complied with the Trust Agreement during the period covered by the Annual Report and Management’s assertions with respect to such compliance are fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management’s assertion. The nature, timing, and extent of the procedures selected depend on our judgement, including the assessment of the risks of material misstatement of Management’s assertion whether due to fraud or error, and performing such other procedures as considered necessary in the circumstances. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

ASTON BELL, CPA

The Depositor is a wholly-owned indirect subsidiary of Lehman Brothers Holdings Inc., which filed a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York on September 15, 2008. On December 6, 2011, the Bankruptcy Court entered an order confirming the Modified Third Amended Chapter 11 Plan of Lehman Brothers Holdings Inc. and its Affiliated Debtors (the “Plan”). And, on March 6, 2012, the Plan became effective and a notice of the Effective Date of the Plan was filed with the Bankruptcy Court.

In addition, The Trust assets are held by the Trustee through an account at the Depository Trust Company. No liens, encumbrances, or adverse interests have been placed upon the assets of the Trust.

In our opinion, the Depositor and the Trustee have complied, in all material respects, with the Trust Agreement during the period covered by the Annual Report and Management’s assertions with respect to such compliance are fairly stated, in all material respects, for the year ended December 31, 2021.

/s/ Aston Bell

New York, New York

March 18, 2022

ASTON BELL, CPA

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